Exhibit 19.1

Kyndryl Holdings, INC.

SECURITIES TRADING POLICY

Effective January 29, 2026

I.	Purpose

The purpose of this Securities Trading Policy (the “Policy”) is to define the standards for the handling of nonpublic information relating to Kyndryl Holdings, Inc. and its subsidiaries (collectively, the “Company”) or other companies obtained in your course of employment with the Company and the buying and selling of securities of the Company or other companies.

It is important to note that this Policy is intended to protect you and the Company against claims of insider trading under the U.S. securities laws. Regulators continue to aggressively pursue civil and criminal actions in connection with insider trading. The Securities and Exchange Commission (the “SEC”) has brought successful insider trading actions against former congressmen, software executives, IT administrators, investment bankers and consultants, as well as members of their families. The government continues to be aggressive in the criminal penalties sought for wrongdoing. Criminal charges for insider trading can result in significant prison sentences and millions of dollars in fines. In addition, directors, officers and employees of the Company who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause, whether or not your failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

II.	Persons Affected and Prohibited Transactions

This Policy applies to all directors, officers and employees of the Company. The Company may also determine that other persons should be subject to this Policy, such as external contractors or consultants who have access to material, nonpublic information. However, the restrictions set forth in Part V (trading windows) apply only to directors and certain officers and employees who are notified from time to time by the General Counsel that they are subject to the Company’s trading windows (“Window Persons”), and the restrictions set forth in Part VI (pre-clearance) apply only to directors, certain senior officers and other employees who are notified from time to time by the General Counsel that they are subject to the Company’s pre-clearance procedures (“Restricted Persons”). If you are uncertain whether you are subject to the restrictions set forth in Parts V or VI, please contact Trading Compliance (tradingcompliance@kyndryl.com).

The same restrictions described in this Policy also apply to your Family Members (as defined below), anyone living in your household, and any Family Members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities), partnerships in which you are a general partner, trusts of which you are a trustee, estates of which you are an executor and other entities that you control (collectively, the “Related Parties”). “Family members” include a spouse, child (including children away at college and stepchildren), grandchildren, parents, stepparents, grandparents, siblings and in-laws. You will be responsible for compliance with this Policy by your Related Parties and therefore should make them aware of the need to confer with you before they transact in Company securities.

For purposes of this Policy, references to “trading” or to “transactions in securities of the Company” include purchases or sales or other transactions to acquire, transfer or dispose of Company stock, bonds, options, puts and calls, derivative securities based on securities of the Company, gifts of Company securities, loans of Company securities, pledges of Company securities, hedging transactions involving or referencing Company securities, contributions of Company securities to a trust, sales of Company stock acquired upon the exercise of stock options, broker-assisted cashless exercises of stock options, market sales to raise cash to fund the exercise of stock options and trades in Company stock made under an employee benefit plan, such as a 401(k) plan. For avoidance of doubt, trades in mutual funds, exchange-traded funds, index funds or other “broad basket” funds that own or hold Company securities as one of many investments are not subject to this Policy.

III.	Policy Statement

If you possess material, nonpublic information (as further discussed below) relating to the Company, neither you nor any Related Party may:

•	effect transactions in securities of the Company or engage in any other action to take advantage of that information; or
•

pass that information on to any person outside the Company or suggest or otherwise recommend that any such person outside the Company effect a transaction in securities of the Company or engage in any other action to take advantage of that information; or

•	assist anyone or any entity engaged in any of the above activities.

This Policy will continue to apply after termination of employment to the extent that you are in possession of material nonpublic information at the time of termination. In such case, no transaction in securities of the Company may take place until the information becomes public or ceases to be material.

This Policy also applies to information, obtained in the course of employment with, or by serving as a director of, the Company, relating to any other company, including without limitation:

•	our competitors, customers, suppliers or service providers,
•	any entity with which we may be negotiating a major transaction or business combination, or
•	any entity with which we have an indirect or direct control relationship or a designee on the board of directors.

Neither you nor any Related Party may effect transactions in the securities of any such other company while in possession of material, nonpublic information concerning such company that was obtained in the course of employment with or service to the Company.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exceptions. Even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of integrity and professional conduct.

These prohibitions also apply to trading in the securities of other firms, such as competitors, customers, suppliers or service providers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those firms.

Shadow Trading. You may not trade in another company’s stock if you possess material, nonpublic information about Kyndryl that could affect that other company or its stock price. This rule applies even in situations in which the information is about our Company and not the other company, but impacts such other company.

Definition of Material, Nonpublic Information. “Material, nonpublic information” is any nonpublic information that a reasonable investor would consider important in a decision to buy, sell or hold securities of a company. In short, any information that could reasonably affect the price of such securities is material information. Either positive or negative information may be material. Examples of information that should be regarded as material for the purposes of this Policy are:

•	financial results, including if earnings are inconsistent with consensus expectations;
•	projections of future earnings or losses, or other guidance concerning earnings and changing or confirming such guidance on a later date;
•	a pending or proposed merger, joint venture, acquisition, sale or tender offer;
•	establishing or changing dividend policies, establish share repurchase programs, or the declaration of a stock split or the offering of additional securities;
•	pending or proposed changes in senior management or other key employees;
•	significant new products or services;
•	developments regarding the Company’s material intellectual property;
•	developments regarding key customers or suppliers, including the acquisition or loss of an important contract;
•	change in or dispute with the Company’s independent registered public accounting firm or notification that the Company may no longer rely on such firm’s report;
•	significant write-offs;
•	significant legal or regulatory exposure due to a pending or threatened lawsuit or investigation;
•	impending bankruptcy or other financial liquidity problems; or
•	a material cybersecurity and/or data privacy incident.

20-20 Hindsight. If your transaction in securities of the Company becomes the subject of scrutiny, it will be viewed after-the-fact with the “benefit” of hindsight by the Company and government regulators. As a result, before engaging in any transaction you should carefully consider how government regulators and others might view your transaction in hindsight.

Tipping Information to Others. Except as described below, you must not share any material, nonpublic information with others. Penalties for others’ misuse of such material, nonpublic information will apply to you whether or not you derive, or even intend to derive, any profit or other benefit from another’s actions. However, this Policy does not prohibit you from sharing relevant information with persons within the Company who need such information to perform their job functions or with persons outside the Company to the extent such disclosure is necessary for the performance of an authorized scope of work under an executed contract between the Company and such person.

When Information is Public. You may not trade on the basis of and/or while aware of material information that has not been broadly disclosed to the public, such as through a press release or a filing with the SEC, and before the marketplace has had adequate time to fully absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until at least one full trading day after the information has been released. For example, if information is issued in a press release or a filing with the SEC is made during the trading day or after markets close on a Monday, trading should not take place until Wednesday when the market opens.

Exemptions to the Prohibitions on Trading. The only exceptions to this Policy’s prohibitions of trading in the Company’s securities as outlined above are the following:

Stock Option Exercises. This Policy does not apply to the exercise of stock options (other than broker-assisted cashless exercises as described below) or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements. However, this Policy does apply to the sale of common stock received upon exercise. As noted above, this Policy also applies to the sale as part of a broker-assisted cashless exercise of a stock option and the market sale for the purpose of raising cash to fund the exercise of an option or to pay taxes.

No Change in Beneficial Ownership. This Policy does not apply to the transferring of shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to certain types of trusts of which you are the sole beneficiary during your lifetime).

Restricted Stock and Restricted Stock Unit Vesting and/or settlement. This Policy does not apply to the vesting of restricted stock or restricted stock units, the settlement of restricted stock units by the Company upon vesting or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of restricted stock, restricted stock units, or the shares underlying restricted stock units.

10b5-1 Plans. This Policy does not apply to the execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company (see Part VII).

401(k) Plan. If and when the Company makes Company securities an investment alternative under our 401(k) plan, this Policy’s trading restrictions will not apply to purchases of Company stock in the 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy, however, applies to the following elections under a 401(k) plan (if and when the Company makes Company securities an investment alternative under our 401(k) plan):

•	increasing or decreasing periodic contributions allocated to the purchase of Company securities;
•	intra-plan transfers of an existing balance in or out of Company securities;
•	borrowing money against the account if the loan results in the liquidation of any portion of Company securities; and
•	pre-paying a loan if the pre-payment results in allocation of the proceeds to Company securities.

Registered Offerings. Sales of the Company’s securities as a selling stockholder in a registered public offering in accordance with applicable securities laws.

Although the transactions listed above are exceptions to this Policy’s prohibitions on trading in the Company’s securities, those persons subject to Parts V and VI of this Policy must always pre-clear any proposed transaction in the manner prescribed by this Policy.

IV.	Additional Prohibited Transactions

The Company prohibits its directors and officers who are subject to Section 16 under the Exchange Act and their Related Parties from engaging in any of the following activities with respect to securities of the Company:

1.

Pledging Company securities. Pledging of Company securities at any time, which includes having Company securities in a margin account or using Company securities as collateral for a loan, may result in the sale of the securities by a broker to meet a margin call or by a lender in a foreclosure if there is a default on the loan. A margin or foreclosure sale could occur outside a Window Period (as defined in Part V below) or at a time when you are in possession of material nonpublic information.

2.

Hedging transactions, Short Sales and Speculative Transactions. Hedging or monetization transactions with respect to the Company’s securities, such as short-sales (i.e., selling stock that is not owned and borrowing the shares to make delivery), prepaid variable forward contracts, equity swaps, collars and exchange funds and other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s securities, allow an insider to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company’s other stockholders. In addition, trading in options, warrants, puts and calls or similar instruments on the Company’s securities or engaging in speculative trading (for example, “day-trading”) that is intended to take advantage of short-term price fluctuations may put the personal gain of an insider in conflict with the best interests of the Company and its securityholders or otherwise give the appearance of impropriety.

3.

Trading in Company Securities through Managed Accounts. If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), advise your broker or investment adviser not to trade in Company securities at any time.

V.	Trading Windows – For Directors, Executive Officers and Certain Other Employees with Access to Material, Nonpublic Information

The Company’s announcement of annual and quarterly financial results has the potential to have a material impact on the market for the Company’s securities. Therefore, in order to avoid any appearance that its directors, officers, employees and other insiders are trading while aware of material, nonpublic information, the Company has established four “windows” of time during the fiscal year (“Window Periods”) during which requests for pre-clearance by Restricted Persons may be approved and transactions may be performed by Window Persons. Each Window Period begins after at least one full trading session on the New York Stock Exchange after the date on which the Company makes a public news release of its quarterly or annual earnings for the prior fiscal quarter or year and ends when the market closes on the 15th of the last month of each fiscal quarter. Outside of these Window Periods, Window Persons and their Related Parties are prohibited from effecting transactions in securities of the Company. Assuming the New York Stock Exchange is open each day, the following indicates when Window Persons and their Related Parties may trade after the Company’s public news release of its quarterly or annual earnings for the prior fiscal quarter or year:

Announcement on Tuesday	First Day of Trading
Before market opens	Wednesday
While market is open	Thursday
After market closes	Thursday

Once the Window Period begins, you should consider limiting your trades to a window of 2-3 weeks following our release of earnings. Trades during this period of time are much less likely to be challenged, as any market-moving information about the Company’s results has already been made public in the earnings release and at the analysts’ meeting, and the public has had time to digest that information.

You should be aware that the Window Periods described above may be modified by the Company at any time. In addition, the Company may from time to time determine that effecting transactions in securities of the Company is inappropriate during a Window Period and, accordingly, may notify you of additional restricted periods at any time. For example, the Company may close the trading window shortly before issuance of interim earnings guidance. Those subject to Window Periods will receive notice of any modification by the Company of the Window Period policy or of any additional prohibition on trading during a Window Period. Persons so notified shall not trade in Company securities while the suspension is in effect and shall not disclose to others inside or outside the Company that trading has been suspended for certain individuals. Persons subject to the Window Period restrictions who terminate their employment with the Company outside of a Window Period will remain subject to the restrictions until the beginning of the next Window Period.

The prohibition on trading outside of a Window Period shall not apply with respect to a public offering of Company securities specifically authorized by the Company’s board of directors or duly authorized board committee. Trading Compliance may, on a case-by-case basis, authorize effecting a transaction in Company securities outside of a Window Period if the person who wishes to effect such a transaction (i) has, at least two business days prior to the anticipated transaction date, notified the Company in writing of the circumstances and the amount and nature of the proposed transaction and (ii) has certified to the Company that he or she is not in possession of material, nonpublic information concerning the Company.

VI.	Pre-Clearance of Securities Transactions

To provide assistance in preventing inadvertent violations of the law (which could result for example, from failure by directors and officers to file required reports under Section 16 of the Exchange Act) and avoiding even the appearance of an improper transaction (which could result, for example, where an individual inadvertently engages in a trade while unaware of a pending major development), this Policy provides for the following procedure:

All transactions in securities of the Company by Restricted Persons and their Related Parties must be pre-cleared with Trading Compliance.

Persons subject to these restrictions should submit a request for pre-clearance to Trading Compliance at least two business days in advance of the proposed transaction detailing the circumstances with the amount and nature of the proposed transaction, and may not effect any transaction subject to the pre-clearance request unless given clearance to do so which clearance, if granted, will be valid only for the period designated by Trading Compliance. Persons should submit pre-clearance requests using the new electronic form that can be filled in and directly submitted. The electronic form can be found here. Trading Compliance requires such person to certify to the Company that he or she is not in possession of material, nonpublic information, among other things, concerning the Company. Notwithstanding receipt of pre-clearance, you may not trade in Company securities if you subsequently become aware of material, nonpublic information prior to effecting the transaction. If a transaction for which clearance has been granted is not effected (i.e., the trade is not completed) within such designated period, the transaction must again be pre-cleared. Trading Compliance is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction.

Once an approved transaction for a person subject to Section 16 has been executed, Trading Compliance must be notified in writing the same day the transaction occurs with information detailing the number of securities transacted and the purchase or sale price and other relevant details.

To the extent that material information, events or developments affecting the Company remain nonpublic, persons subject to pre-clearance will not be given permission to effect transactions in securities of the Company. Such persons may not be informed of the reason why they may not trade. Any person who is made aware of the reason for a prohibition on trading should in no event disclose the reason for the prohibition to third parties (or others within the Company not otherwise authorized to have such information) and should avoid disclosing the existence of the prohibition if possible. Caution should be exercised when telling a broker or other person who suggested a trade that the trade cannot be effected at the time.

Note that the pre-clearance procedures may delay the disposition of any security after it is purchased and the Company assumes no liability in such event.

VII.	10b5-1 and Other Trading Plans

A 10b5-1 trading plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow, and satisfies various other conditions and limitations set forth in Rule 10b5-1 under the Exchange Act. A 10b5-1 trading plan can only be established when you do not possess material, nonpublic information. Therefore, you cannot enter into these plans at any time when in possession of material, nonpublic information and, in addition, Window Persons and Restricted Persons cannot enter into these plans outside Window Periods. In addition, a 10b5-1 trading plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made.

You must pre-clear with the General Counsel, Secretary or the Assistant Secretary any 10b5-1 trading plans, prior to establishing, amending or terminating such plan. The Company reserves the right to withhold pre-clearance of the adoption, amendment or termination of any such trading plan that the Company determines is not consistent with the rules regarding such plans. Additionally, any modification or termination of a pre-approved 10b5-1 trading plan requires pre-clearance by the General Counsel, Secretary or the Assistant Secretary.

The Company is required to disclose in its SEC filings the entry into or termination of a Rule 10b5-1 trading plan by any of its executive officers or directors, including any amendments made thereto.

VIII.	Broker Requirement for Section 16 Persons

The timely reporting of transactions requires tight interface with brokers handling transactions for the Company’s directors and officers (as defined in Rule 16a-1 under the Exchange Act) (“Section 16 persons”). A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by Section 16 persons with the requirements of Section 16 of the Exchange Act, brokers of Section 16 persons need to comply with the following requirements:

•	Not to enter any order without first verifying with the Company that your transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (for example, Rule 144); and
•

Report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via email to Trading Compliance the complete details (i.e, date, type of transaction, number of shares and price) of every transaction involving the Company’s equity securities, including gifts, transfers and all transactions under 10b5-1 and other trading plans, if applicable.

Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as may otherwise be required), to be made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and emailed the required information to the Company.

IX.	Assistance and Personal Responsibility

Any person who has any questions about this Policy or about specific transactions may contact Trading Compliance at trading.compliance@kyndryl.com, the General Counsel or Assistant Corporate Secretary. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment and ask before acting if you are unsure. Thank you for ensuring that each member of our team and our Company operate with the highest standards of integrity and regulatory compliance.